NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 25, 2011, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(2)

The removal of Morgan Stanley, Global
Medium-Term Notes, Series C, Stock
Participation Notes due December 30, 2010
(Linked to the Common Stock of Intel
Corporation), is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on December 30, 2010.

The security was suspended by the
Exchange on December 30, 2010.